Exhibit 1.02

VF Corporation

Conflict Minerals Report

For The Year Ended December 31, 2013

1.	Due Diligence Process

Design of Due Diligence

Our conflict minerals due diligence processes were based on The Organization for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (“OECD Guidance”), an internationally recognized due diligence framework, and our diligence measures were built on certain processes put in place for the Company’s reasonable country of origin inquiry (“RCOI”) and included the following:

Management Systems

VF has established a management system, as described below, consisting of a framework of policies, procedures, processes and organizational structure that enables us to work towards our objective of not sourcing from suppliers involved in funding conflict in the Democratic Republic of the Congo or an adjoining country (collectively, the “Covered Countries”).

Conflict Minerals Policy

Our conflict minerals policy is publicly available at www.vfc.com. For additional information about our commitment to responsible sourcing and other human rights issues, see our Global Compliance Principles and Terms of Engagement, available on the VF website at www.vfc.com.

Internal Team

VF has established a management system for implementing our conflict minerals compliance program (the “Program”). We have a team of subject matter experts directly responsible for implementation of the Program. The implementation team periodically reports on the progress of the Program and provides a risk assessment to a committee of senior executives charged with overseeing the Program. VF has also enlisted a third party to assist in its due diligence activities.

Control Systems

VF has established controls that include, but are not limited to, our Code of Business Conduct which outlines expected behaviors for all VF employees and our Global Compliance Principles, Terms of Engagement and Conflict Minerals Policy for our suppliers.

To provide better transparency within VF’s supply chain and to facilitate communication of policies and expectations, VF engaged with a third-party information management service provider to complement internal management processes and capture the diligence results in an online platform (the “Online Platform”). The Online Platform tracks information on suppliers and smelters or refiners for a number of companies, including several apparel companies, and leverages that information to identify “red flags” along the supply chain.

Supplier engagement and education

VF’s engagement with its suppliers consisted of multiple communications through email and telephone to educate suppliers on our expectations for sourcing conflict minerals and the Securities and Exchange Commission’s Rule 13p-1 (the “SEC Rule”) requirements. Suppliers were provided various avenues to obtain additional information and guidance regarding our Program, including an online supplier education portal, and contact email addresses and telephone numbers for obtaining answers to questions and/or guidance on completing the information requests from VF.

Grievance mechanism

We have an Ethics Hotline through which employees, suppliers and other third parties can report violations of VF’s policies.

Maintain records

We have adopted a policy to retain relevant documentation for a period of five years.

Identify and Assess Risks in the Supply Chain

VF developed a list of suppliers and products determined to be possibly in-scope for regulatory purposes based on our influence over the manufacturing process (i.e., meeting the “manufacture” or “contracted to be manufactured” definitions in the SEC Rule) and the potential use of conflict minerals in the products. We then conducted a survey using the Electronic Industry Citizenship Coalition (“EICC”) and Global e-Sustainability Initiative (“GeSI”) Conflict Minerals Due Diligence Template (the “Template”) to collect information from suppliers. The Template was developed to facilitate disclosure of information regarding smelters that provide material to a company’s supply chain.

Information obtained from suppliers was collected and stored in the Online Platform designed to provide transparency on supply chain sourcing activities. The platform is used to identify suppliers in our supply chains and the relationships between them, collect, store and review information on conflict minerals sourcing practices, track information on smelters and refiners, and flag risks based on supplier sourcing practices. We contacted suppliers as necessary to address issues or inconsistencies in supplier responses.

Design and Implement a Strategy to Respond to Identified Risks

VF’s implementation team conducts ongoing risk assessments and provides periodic updates to senior management and key internal stakeholders on the identified risks, the progress of due diligence and supplier responsiveness. To ensure suppliers understand and can meet our expectations, we regularly communicate information and guidance regarding our Program through a number of avenues, including an online supplier education portal and direct communication from our sourcing hubs.

Annual Reporting

VF’s Form SD and Conflict Minerals Report contained herein and publicly available at www.vfc.com, are designed to satisfy the OECD Guidance to report annually on supply chain due diligence. We do not have a direct relationship with conflict minerals smelters or refiners and do not perform direct audits of these entities within our supply chain.

2. Due Diligence Results

The large majority of the responses received from our suppliers provided supplier or smelter data at a company or category level, or were unable to specify the smelters or refiners used for components supplied to VF. We are therefore unable to determine whether any of the smelters or refiners reported by the suppliers actually sourced the conflict minerals that were contained in components or parts supplied to us.